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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)


                             Rexall Sundown, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                    Common Stock, par value $.01 per share
                   -----------------------------------------
                        (Title of Class of Securities)




                                 761648 10 4
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 761648 10 4              SCHEDULE 13G        PAGE   2    OF  6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Sylvia DeSantis, Trustee of the Sylvia DeSantis Revocable Trust U/A dated October 30, 1996

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                       -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     6,912,896
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                 -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,912,896 (See Item 4 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               20.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1.         (a)     NAME OF ISSUER

                        Rexall Sundown, Inc.

                (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                        851 Broken Sound Parkway, N.W.
                        Boca Raton, Florida 33487

ITEM 2.         (a)     NAME OF PERSON FILING

                        Sylvia DeSantis, trustee of the Sylvia DeSantis Trust u/a dated October 30, 1996

                (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
                        RESIDENCE

                        851 Broken Sound Parkway, N.W.
                        Boca Raton, Florida 33487

                (c)     CITIZENSHIP

                        United States

                (d)     TITLE OF CLASS OF SECURITIES

                        Common Stock, par value $.01 per share

                (e)     CUSIP NUMBER

                        761648 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13-D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

                (a)     [ ]     Broker or Dealer registered under Section 15 of
                                the Act




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                (b)     [ ]     Bank as defined in Section 3(a)(6) of the Act
                (c)     [ ]     Insurance Company as defined in Section
                                3(a)(19) of the Act
                (d)     [ ]     Investment Company registered under Section 8
                                of the Investment Company Act
                (e)     [ ]     Investment Advisor registered under Section 203
                                of the Investment Advisors Act of 1940
                (f)     [ ]     Employee Benefit Plan, Pension Fund which is
                                subject to the provisions of the Employee
                                Retirement Income Security Act of 1974 or
                                Endowment Fund
                (g)     [ ]     Parent Holding Company, in accordance with Rule
                                13d-1(b)(ii)(G)
                (h)     [ ]     Group, in accordance with Rule 13d-1(b)(ii)(H)

ITEM 4.         OWNERSHIP

                (a)     Amount Beneficially Owned - 6,912,896 shares of Common
                        Stock
                (b)     Percent of class - 20.8%
                (c)     Number of shares as to which Sylvia DeSantis has:
                        (i)     sole power to vote or to direct the vote --0-*
                        (ii)    shared power to vote or direct the vote --0-
                        (iii)   sole power to dispose or to direct the
                                disposition of - 6,912,896**
                        (iv)    shared power to dispose or direct the
                                disposition of - -0-

_________________________________
                *Sylvia DeSantis granted Carl DeSantis an irrevocable proxy with respect to 6,912,896 shares.

                **6,579,021 of such shares are subject to a stock purchase agreement with an irrevocable life insurance trust for the benefit of her children. Such stock purchase agreement provides for significant restrictions in sales or transfers of such shares during her life, and requires the sale of such shares to such trust upon her death.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.



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ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

ITEM 10.        CERTIFICATION

                Not applicable.








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                                  SIGNATURE
                                  ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date: February 12, 1997

                                  /s/ Sylvia DeSantis
                                  ------------------------
                                  SYLVIA DeSANTIS, TRUSTEE
                                  OF THE SYLVIA DeSANTIS
                                  REVOCABLE TRUST U/A
                                  DTD OCTOBER 30, 1996






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